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Exhibit (b)(4)

                        SANFORD C. BERNSTEIN FUND, INC.

                       By-Law Amendment - July 21, 2009

Article I, Section 2 of the Bylaws of the Fund are hereby amended by deleting such Section in its entirety and inserting a new Section in lieu thereof to read as follows:

      Annual Meeting. The Corporation shall not be required to hold an annual meeting of stockholders in any year in which the election of directors is not required to be acted upon under the Investment Company Act of 1940, as amended (the "1940 Act"). In the event that the Corporation is required to hold a meeting of stockholders to elect directors under the 1940 Act, such meeting shall be designated the annual meeting of stockholders for that year and shall be held on a date and at the time set by the Board of Directors in accordance with the Maryland General Corporation Law.